AMARC ANNOUNCES 2026 JOY DISTRICT BUDGET INCREASED TO $20 MILLION TO ADVANCE IMPORTANT GOLD-COPPER DISCOVERIES

July 21, 2026, Vancouver, BC – Amarc Resources Ltd. ("Amarc" or the "Company") (TSXV: AHR; OTCQB: AXREF; FSE: AQ5) is pleased to announce a $5 million increase in funding for the 2026 JOY Copper-Gold District exploration program, adding to the initial +$15 million budget reported in the Company's May 27, 2026 release. The $20 million program is fully funded by Freeport-McMoRan Mineral Properties Canada Inc. ("Freeport"), through AuRORA Minerals Ltd ("AML"), a private joint venture corporation owned 60% by Freeport and 40% by Amarc (see September 4, 2025 release). The 2026 expenditures are part of Freeports' $75 million earn-in for an additional 10% interest in the JOY District under Stage 2 of the Mineral Property Earn in Agreement for a total 70% earned interest (see Amarc release September 4, 2025). Amarc is the primary contractor managing AML's programs under a separate Services Agreement.

"Freeport's additional exploration funding will significantly assist in unlocking the Tier-1 potential of the entire JOY Copper-Gold District in the Toodoggone Region of British Columbia," said Amarc President and CEO Diane Nicolson. "Drilling has commenced at site with three drill rigs actively working. The primary focus is to delineate the extent and tenor of the high grade gold-rich AuRORA Porphyry Gold-Copper-Silver Deposit that 2025 drilling intersected over an area measuring 1.4 km by 0.8 km, and which remains open to expansion. In addition, drilling is underway to advance the exciting TWINS Gold-Copper Discovery located approximately 17 km south of AuRORA. Extensive geological, geochemical and geophysical surveys are also underway to define potential drill sites at multiple other significant gold-copper deposit targets across the JOY District."

At the conclusion of the $20 million 2026 exploration program at the JOY District, approximately $35.9 million will remain in Freeport's earn-in requirement towards earning a 70% interest in the assets of AML.



JOY 2026 Field Crew After the Daily Morning Health, Safety and Operations Briefing

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About Amarc Resources Ltd

Amarc is a mineral exploration and development company with an experienced and successful management team focused on developing a new generation of long-life, high-value porphyry copper-gold mines in BC. By combining high-demand projects with dynamic management, Amarc has created a solid platform to create value from its exploration and development-stage assets.

Amarc is advancing the JOY, DUKE and IKE Copper-Gold Districts located in different prolific porphyry regions of northern, central and southern BC, respectively. Each District represents significant potential for the development of multiple and important-scale, porphyry copper±gold deposits. Importantly, each of the three districts are located in proximity to industrial infrastructure – including power, highways and rail.

At JOY, Freeport-McMoRan Mineral Properties Canada Inc. ("Freeport"), a wholly owned subsidiary of Freeport-McMoRan Inc. earned, under the Mineral Property Earn-In Agreement, an initial 60% interest in the JOY District by funding CAD$35 million under an accelerated timeframe (see Amarc releases May 12, 2021 and May 29, 2025). The District is now being advanced through AuRORA Minerals Ltd ("AML"), a private joint venture corporation held 60% by Freeport and 40% by Amarc (see September 4, 2025 release). Freeport has elected to earn a further 10% interest in the JOY District by funding an additional $75 million in staged expenditures. While Freeport is now the Operator of JOY, AuRORA Minerals Ltd., the joint venture company has appointed Amarc as the primary contractor to continue to manage the JOY exploration programs under a separate Services Agreement. In support of this momentum, Amarc executed on behalf of AML, an expanded exploration program exceeding CAD$16 million in 2025, completing substantial expansion drilling at the AuRORA Deposit and across other discoveries and deposit targets.

At the DUKE District, Boliden Mineral Canada Ltd. ("Boliden"), an entity within the Boliden Group of companies, continues its participation having sole funded CAD$30 million of exploration expenditures though to the end of 2025. Boliden and Amarc have now entered a 60:40 joint venture (the "DUKE JV") under which the parties must fund exploration activities on a pro rata basis or dilute their interest in the DUKE JV. Amarc is the operator at the DUKE District.

Amarc owns a 100% interest in the IKE Cu-Au and Cu-Mo District in southern BC. Amarc completed self-funded drilling at its Empress Cu-Au Deposit in the IKE District in 2024. Amarc is the operator at the IKE District.

Amarc's exploration is led by an internationally successful team of experienced geologists specializing in porphyry Cu-Au deposits. Members of this team have been involved in and have tracked porphyry Cu-Au exploration advancements in the Toodoggone region, where the JOY District and the AuRORA Deposit are located, since 1990. Their experience and early recognition of the porphyry potential at the NWG Target in terms of a shallowly overburden covered and underexplored transitional epithermal-porphyry geological setting, led to the discovery of the gold-rich AuRORA porphyry Cu-Au-Ag Deposit.

Amarc is associated with HDI, a diversified, global mining company with a 35-year history of porphyry copper deposit discovery, development and transaction success. Previous and current HDI projects include some of BC's and the world's most important porphyry deposits – such as Pebble, Mount Milligan, Southern Star, Kemess South, Kemess North, Gibraltar, Prosperity, Xietongmen, Newtongmen, Florence, Casino, Sisson, Maggie, DUKE, IKE, PINE and AuRORA. From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral projects.

Amarc works closely with local governments, Indigenous groups and stakeholders in order to advance its mineral projects responsibly, and in a manner that contributes to sustainable community and economic development. We pursue early and meaningful engagement to ensure our mineral exploration and development activities are well coordinated and broadly supported, address local priorities and concerns, and optimize opportunities for

collaboration. In particular, we seek to establish mutually beneficial partnerships with Indigenous groups within whose traditional territories our projects are located, through the provision of jobs, training programs, contract opportunities, capacity funding agreements and sponsorship of community events. All Amarc work programs are carefully planned to achieve high levels of environmental and social performance.

Qualified Person

Mark Rebagliati, P.Eng, a Qualified Person ("QP") as defined by National Instrument 43-101, has reviewed and approved all technical and scientific information related to the JOY Project contained in this news release. Mr. Rebagliati is not independent of the Company.

For further details on Amarc Resources Ltd., please visit our website at www.amarcresources.com or contact:

Diane Nicolson, President & CEO at +1 (778) 388 4603, Email: DianeNicolson@hdimining.com
Tom McMillan, VP Investor Relations at +1 (604) 364-8386, Email: TomMcMillan@amarcresources.com
Kin Communications at +1 (604) 684-6730, Email: AHR@kincommunications.com.

ON BEHALF OF THE BOARD OF DIRECTORS OF AMARC RESOURCES LTD.

Dr. Diane Nicolson
President and CEO

Forward Looking and other Cautionary Information